EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(In thousands, except ratios)	2016	2015
	(unaudited)
Earnings:
Net income	$ 184,661	$ 95,450
Add:
Provision for income taxes	101,601	52,688
Fixed charges	158,572	149,924
Less:
Capitalized interest	(19,521)	(20,702)
Earnings as adjusted (A)	$ 425,313	$ 277,360
Fixed charges:
Interest expense	$ 138,699	$ 128,914
Capitalized interest	19,521	20,702
Interest factors of rents (1)	352	308
Fixed charges as adjusted (B)	$ 158,572	$ 149,924
Ratio of earnings to fixed charges ((A) divided by (B))	2.68	1.85

(1)	Estimated to be 1/3 of rent expense.